UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 000-32475

ASTRATA GROUP INCORPORATED
(Exact name of registrant as specified in its charter)

14027 Memorial Drive, Suite 355
Houston, TX 77079-6826
(714) 641-1512
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON
(Title of each class of securities covered by this Form)

NONE
tles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(s) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[_]
Rule 12g-4(a)(1)(ii)	[_]	Rule 12h-3(b)(2)(i)	[_]
Rule 12g-4(a)(2)(i)	[_]	Rule 12h-3(b)(2)(ii)	[_]
Rule 12g-4(a)(2)(ii)	[_]	Rule 15d-6	[_]

Rule 12h-3(b)(1)(i)       [_]

Approximate number of holders of record as of the certification or notice date: 491

Pursuant to the requirements of the Securities Exchange Act of 1934, ASTRATA GROUP INCORPORATED has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ASTRATA GROUP INCORPORATED

DATE: June 8, 2009	BY: /s/MARTIN G. EULER
MARTIN G. EULER
President and Chief Operations Officer

Instruction:  This  form is  required  by Rules  12g-4,  12h-3  and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.